Exhibit 21.1
List of Subsidiaries as of March 3, 2008

Subsidiary Name	Place of Incorporation	Percent Ownership
1075 First Global Associates, LLC	Pennsylvania	100%
7601 Trade Port Drive, LLC	Kentucky	100%
935 HQ Associates, LLC	Pennsylvania	100%
935 KOP Associates, LLC	Delaware	100%
ASFD, Inc.	Delaware	100%
E-Dialog UK Limited	England and Wales	100%
E-Dialog, Inc.	Delaware	100%
GSI Commerce Call Center, Inc.	Florida	100%
GSI Commerce Solutions International, S.L.	Spain	100%
GSI Commerce Solutions, Inc.	Pennsylvania	100%
GSI Commerce South, Inc.	Delaware	100%
GSI Equipment, Inc.	New York	100%
GSI Legacy Holdings, Inc.	Pennsylvania	100%
GSI Luxembourg S.a.r.l.	Luxembourg	100%
Online Direct, Inc.	Delaware	100%
Promotions Distributor Services Corporation	California	100%
Zendor/GSI Commerce Limited	England and Wales	100%